

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2020

Jeff Church
Chief Financial Officer
Celsion Corporation
997 Lenox Drive, Suite 100
Lawrenceville, New Jersey 08648

  Re: Celsion Corporation
    Registration Statement on Form S-3
    Filed July 31, 2020
    File No. 333-240271

Dear Mr. Church:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Margaret Schwartz at 202-551-7153 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Steven Canner